EXHIBIT 4


             BASS PLC AND BRISTOL HOTELS & RESORTS ANNOUNCE MERGER
          AGREEMENT FOR PURCHASE OF ALL OUTSTANDING SHARES OF BRISTOL
               HOTELS & RESORTS' COMMON STOCK AT $9.50 PER SHARE

ATLANTA (February 28, 2000) - Bass PLC [LON:BAS, NYSE:BAS (ADRs)], and Bristol Hotels & Resorts, Inc. (NYSE:BH) jointly announced today that they have entered into a definitive merger agreement pursuant to which Bass, parent company of Bass Hotels & Resorts, will acquire Bristol at a price of $9.50 per share pursuant to a tender offer. The board of directors of Bristol has approved the transaction and resolved to recommend that Bristol shareholders accept the offer. United/Harvey Holdings, L.P., a 39% stockholder of Bristol, has entered into an agreement with Bass to accept the offer and tender its shares.

Pursuant to the merger agreement, Bass will promptly commence a cash tender offer for all outstanding shares of common stock of Bristol. The offer is conditioned upon, among other things, Bass acquiring in the offer a majority of the outstanding Bristol shares (counting the 9.9% of the outstanding Bristol shares currently held by a Bass subsidiary). In the merger following the tender offer, each share of Bristol common stock not acquired pursuant to the offer will be converted into the right to receive $9.50 in cash. The total purchase consideration for the Bristol shares not already owned by Bass is $157 million.

Dallas-based Bristol presently leases and/or manages 112 hotels. 59 of these properties trade under the Holiday Inn brand name, 18 hotels under the Crowne Plaza brand name, 6 hotels under the Holiday Inn Express brand name and 29 other hotels. 100 of these hotels are operated under leases with FelCor Lodging Trust Inc.

Thomas R. Oliver, Chairman and Chief Executive of Bass Hotels & Resorts commented that, "This acquisition further strengthens the hotel management and sales capabilities of Bass in the North American market. We see significant growth prospects in such a marriage of strong brands and expert management systems. We also believe that our extensive hotel franchisee community will appreciate and applaud this added support and commitment we are providing to our brands." Mr. Oliver went on to comment, "Bristol's people are talented and their operations are well managed. We are proud to have this opportunity to include them in our business."

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Following the acquisition, Bass Hotels & Resorts anticipates significant benefits from synergies in administration and operations. The acquisition is expected to be accretive to Bass earnings in the first full year. J. Peter Kline, Chairman and CEO of Bristol Hotels & Resorts said, "It is clear to us that Bass is destined to be a dominant force in the rapidly-consolidating, global hotel industry. By integrating Bristol into Bass Hotels & Resorts, our employees will enjoy increased career opportunities and our shareholders will realize the true value of our outstanding operating organization. We look forward to a smooth integration and believe the Bristol organization will be a major contributor to the accomplishment of Bass' goals."

The tender offer is being made pursuant to definitive tender offer materials that will be distributed to Bristol stockholders and filed with the Securities and Exchange Commission.

Bass Hotels & Resorts(R) [LON:BAS, NYSE:BAS (ADRs)], the hotel business of Bass PLC of the United Kingdom, operates or franchises more than 2,800 hotels and 450,000 guest rooms in more than 90 countries and territories. The following are some of the service marks owned by Bass Hotels & Resorts, Inc., its subsidiaries or affiliates: Holiday Inn(R), Crowne Plaza(R), Holiday Inn Express(R), Holiday Inn Select(R), Holiday Inn Garden CourtSM, Holiday Inn SunSpree(R) Resorts, Staybridge Suites(R), Holidex(R), Priority Club(R) Worldwide, Inter-Continental(R), Forum(R), and Six Continents Club(R) . Bass Hotels & Resorts, Inc. offers information and reservations capability on the Internet - www.basshotels.com, www.interconti.com for Inter-Continental Hotels and Resorts, www.crowneplaza.com for Crowne Plaza Hotels and Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, and www.staybridge.com for Staybridge Suites.

Dallas-based Bristol Hotels & Resorts (NYSE: BH) is one of the largest independent hotel operators in the United States and operates the largest number of Bass Hotels & Resorts branded hotels in the world. Bristol's 112 hotels include nearly 30,000 rooms in 24 states and Canada. Bristol offers additional information and reservations capability on the Internet - www.bristolhotels.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the company. At the time the offer is commenced, Bass PLC and BHR North America, Inc. will file a tender offer statement with the U.S. Securities and Exchange Commission and Bristol will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will

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contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of the company at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov.

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